Product supplement ZZ
To prospectus dated July 31, 2015 and
prospectus supplement dated July 31, 2015,
each as may be amended

Registration Statement No. 333-206013
Dated July 31, 2015
Securities Act of 1933, Rule 424(b)(2)



Securities Linked to the Performance of a Currency Relative to a Reference Currency or a Basket of such Currencies

General

- Deutsche Bank AG may, from time to time, offer and sell securities (the "**securities**") linked to the performance of a currency (a "**Currency**") relative to a reference currency or a basket (a "**Basket**") of such Currencies. Each Currency and Basket will be referred to as an "**Underlying**," and the securities may be linked to one or more Underlyings.

- This product supplement describes terms that will apply generally to the securities and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe the specific terms of the securities, including the economic terms of the securities for determining the amount(s) payable on the securities; and that term sheet or pricing supplement will describe any Underlying(s) or Basket Components to which the securities are linked. We refer to such term sheets and pricing supplements generally as "**pricing supplements**." If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement will control.

- The securities are senior unsecured obligations of Deutsche Bank AG.

- Payment on the securities is linked to the performance of one or more Underlyings, as described below. The relevant pricing supplement will specify whether Deutsche Bank AG will pay you any periodic or contingent coupon on the securities. **Any payment on the securities is subject to the credit of Deutsche Bank AG and you may lose your entire investment**.

- For important information about tax consequences, see "U.S. Federal Income Tax Consequences" in this product supplement.

- The securities will be issued in denominations that will be specified in the relevant pricing supplement. Minimum investment amounts, if any, will be specified in the relevant pricing supplement.

- Investing in the securities is not equivalent to investing in any Underlying or Basket Component.

- The obligations under the securities are our obligations only.

- The securities will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Investing in the securities involves a number of risks, including the risk of complete loss of your initial investment. The securities differ from ordinary debt securities in that the securities can have downside market risk similar to the Underlying. This risk is in addition to the credit risk inherent in purchasing an obligation of Deutsche Bank AG. See "Risk Factors" beginning on page 12 of the accompanying prospectus, page PS-5 of the accompanying prospectus supplement and page 7 of this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

July 31, 2015

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the securities offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively.

The securities described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. As a prospective purchaser of a security, you should undertake an independent investigation of the Underlying or Basket Components as in your judgment is appropriate to make an informed decision with respect to an investment in the securities.

In this product supplement and the accompanying prospectus supplement and prospectus, "**we**," "**us**" and "**our**" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

If specified in the relevant pricing supplement, the securities will be offered on a global basis. Please see "Series A Notes Offered on a Global Basis" in the accompanying prospectus supplement for more information.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement constitutes an offer to sell or the solicitation of an offer to buy any securities other than the securities described herein or in the accompanying prospectus supplement, prospectus or pricing supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this product

supplement nor the accompanying prospectus supplement, prospectus or pricing supplement, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Deutsche Bank AG since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

SUMMARY TERMS

Issuer
Deutsche Bank AG. We may act through one or more of our branches, such as our London branch, as specified in the relevant pricing supplement.

Face Amount
The denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

Issue Price
100% of the Face Amount, unless otherwise specified in the relevant pricing supplement.

Underlying
For securities linked to the performance of a currency (a "**Currency**") relative to a reference currency, the "**Underlying**" will be the Currency designated in the relevant pricing supplement, and the securities may be linked to one or more Underlyings.

For securities linked to a basket (a "**Basket**") of Currencies, the "**Underlying**" will be the Basket designated in the relevant pricing supplement. The individual Currencies included in the Basket (each, a "**Basket Component**") and the relevant weighting of each Basket Component will be set forth in the relevant pricing supplement.

Coupon
The relevant pricing supplement will specify whether the securities will pay (i) any coupons on a periodic basis or (ii) any contingent coupons under certain circumstances on one or more Coupon Payment Dates.

The "**Coupon Payment Date(s)**" will be as specified in the relevant pricing supplement; *provided* that no Coupon Payment Date shall be more than twelve months after the immediately prior Coupon Payment Date or the issue date of the securities, as applicable. Coupon Payment Dates are subject to adjustment as described below under "Description of Securities — Adjustments to Valuation Dates and Payment Dates."

If specified in the relevant pricing supplement, the securities may be subject to an Automatic Call or redeemed mandatorily or at your or our option prior to maturity.

Automatic Call
If specified in the relevant pricing supplement, the securities will be automatically called if the Closing Level or Intraday Level (each as defined below), as applicable, on any Observation Date set forth in the relevant pricing supplement is greater than (or if specified in the relevant pricing supplement, greater than or equal to) the Call Level. If the securities are automatically called, you will receive the Redemption Amount, if any, payable in cash per Face Amount of securities plus any applicable accrued and unpaid Coupon. No additional Coupon will accrue or be payable following an Automatic Call.

The "**Observation Date(s)**," "**Call Settlement Date(s)**" and "**Call Level(s)**" will be set forth in the relevant pricing supplement. The Observation Date(s) and Call Settlement Date(s) are subject to adjustment as described below under "Description of Securities — Adjustments to Valuation Dates and Payment Dates."

Early Redemption
The relevant pricing supplement will specify whether (i) you will have the option to redeem your securities on one or more Early Redemption Dates prior to maturity, (ii) we will have the option to redeem your securities on one or more Early Redemption Dates prior to maturity

and/or (iii) the securities will be mandatorily redeemed, in whole but not in part, prior to maturity under certain conditions. The details of any such redemption will be specified in the relevant pricing supplement.

The "**Early Redemption Date**" on which the securities are redeemed will be set forth in the relevant pricing supplement, subject to adjustment as described below under "Description of Securities — Adjustments to Valuation Dates and Payment Dates." In the relevant pricing supplement, the Early Redemption Date may be referred to as the "Early Redemption Payment Date."

Currency Early Redemption	If specified in the relevant pricing supplement, we will have the right, under certain conditions, to redeem the securities prior to the Maturity Date and as a result you could lose some or all of your investment. If applicable, the relevant pricing supplement will specify the method by which the calculation agent will determine the amount due and payable. Please see "Description of Securities — Early Redemption" below for more information.

Upon an Automatic Call or early redemption or at maturity, Deutsche Bank AG will pay you a Redemption Amount or Payment at Maturity on the Call Settlement Date, Early Redemption Date or Maturity Date, as applicable. ***Unlike ordinary debt securities, the securities do not guarantee the return of your initial investment at maturity or upon an Automatic Call or early redemption****.*

Redemption Amount (if securities are automatically called or otherwise redeemed prior to maturity)	If the securities are automatically called or otherwise redeemed prior to maturity, you will receive on the applicable Call Settlement Date or Early Redemption Date a Redemption Amount, if any, payable in cash as specified in the relevant pricing supplement. **The payment of any Redemption Amount is subject to the credit of the Issuer**.
	If the securities are subject to a Currency Early Redemption and a Currency Early Redemption Event (as defined below) has occurred and is continuing, you will not receive the Redemption Amount. The relevant pricing supplement will specify the method by which the calculation agent will calculate the amount due and payable upon such an event.
Payment at Maturity (if securities are NOT automatically called or otherwise redeemed prior to maturity)	If the securities have not been automatically called or otherwise redeemed, Deutsche Bank AG will pay you at maturity per Face Amount of securities a cash amount, if any, based on the performance of one or more Underlyings as set forth in the relevant pricing supplement. **The payment of any Payment at Maturity is subject to the credit of the Issuer**.
	The Payment at Maturity will be based on the performance of the Underlying(s), as measured by the Underlying Return(s). The "**Underlying Return**" will, unless otherwise specified in the relevant pricing supplement, either (a) be equal to the Currency Performance if an Underlying is a single Currency or (b) be calculated as follows if an Underlying is a Basket of Currencies:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

The "**Currency Performance**" will be calculated using one of the following formulas, or such other formula as may be specified in the relevant pricing supplement:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

OR

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Final Level}}$$

OR

$$\frac{\text{Initial Level} - \text{Final Level}}{\text{Initial Level}}$$

OR

$$\frac{\text{Initial Level} - \text{Final Level}}{\text{Final Level}}$$

If the Currency Performance is calculated either by dividing the difference between the Initial Level and the Final Level by the Initial Level or by dividing the difference between the Final Level and the Initial Level by the Final Level, the maximum positive Currency Performance will equal 100%. Thus, the return on the securities will be limited under these formulas to a maximum of 100%. However, under these formulas, there is no comparable limit on the negative performance of the Currency.

The securities may base the amount Deutsche Bank AG will pay you at maturity on the performance of one or more Underlyings during the term of the securities including, for example, on whether the Closing Level(s) or Intraday Level(s) of the Underlying(s) falls below a specified level on any day or on a specified day or days during the term of the securities.

The specific terms of the securities, including the formula for calculating the Payment at Maturity, will be described in the relevant pricing supplement. In no event, however, will the securities provide for an unconditional return of your initial investment at maturity.

Alternative Calculation of Payment at Maturity Using Underlying Contributions

If the relevant pricing supplement specifies, your Payment at Maturity may be based on the aggregated, weighted returns derived from the performance of two or more Underlyings.

If this method of calculation is specified, the Underlying Return of two or more Underlyings will be used to calculate the Payment at Maturity (each, an "**Underlying Contribution**") in accordance with the provisions set out above under "Payment at Maturity." Each Underlying Contribution may be subject to the economic terms specified in the relevant pricing supplement that are assigned to the particular Underlying.

To calculate your Payment at Maturity, the Underlying Contribution applicable to each Underlying will be weighted (i.e., multiplied by a percentage) and the weighted Underlying Contributions will be added together to arrive at the Payment at Maturity.

Resolution Measures

Unless otherwise specified in the relevant pricing supplement or in connection with any further issuances of securities with the same terms as securities originally issued prior to January 1, 2015, holders of securities issued on or after January 1, 2015 will be bound by and will be deemed to consent to the imposition of any resolution measures (as described in the accompanying prospectus) by our competent resolution authority, which may include the write down of all, or a portion, of any payment on the securities. Please see the section "Risk Factors" beginning on page 12 of the accompanying prospectus and the section "Resolution Measures" beginning on page 49 in the accompanying prospectus for more information.

The securities will be issued only in global form (i.e., in book-entry form) registered in the name of The Depository Trust Company ("**DTC**"), or its nominee, unless otherwise stated in the applicable pricing supplement.

We own, directly or indirectly, all of the outstanding equity securities of Deutsche Bank Securities Inc. ("**DBSI**"). Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**"), any offering of the securities by DBSI must be conducted in compliance with the requirements of FINRA Rule 5121 regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the securities to any of its discretionary accounts without the prior written approval of the customer. See "Plan of Distribution (Conflicts of Interest)."

The specific terms of the securities, including the economic terms of the securities for determining the amount(s) payable on the securities, will be provided in the relevant pricing supplement. Definitions of terms used but not defined herein and/or in the relevant pricing supplement may be found below under "Description of Securities."

RISK FACTORS

Your investment in the securities will involve certain risks. The securities do not guarantee the return of your initial investment at, or prior to, maturity. Investing in the securities is not equivalent to investing in any Underlying or Basket Component. **You should consider carefully the following discussion of risks, including currency exchange rate risk, described below, together with the risk information contained in the accompanying prospectus supplement and prospectus and the relevant pricing supplement before you decide that an investment in the securities is suitable for you**.

Your investment in the securities may result in a loss of some or all of your initial investment.

The terms of the securities differ from those of ordinary debt securities in that we will not necessarily repay your initial investment in the securities. Instead, if the securities have not been automatically called or redeemed early (if applicable), Deutsche Bank AG will pay you at maturity a cash payment, if any, based on the performance of the Underlying, as determined pursuant to the terms described in the relevant pricing supplement. **It is possible that you will lose some or all of your initial investment in the securities. Any payment on the securities is subject to our ability to satisfy our obligations as they become due**.

The securities are subject to the credit of Deutsche Bank AG.

The securities are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG's credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG's credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its payment obligations or become subject to a resolution measure, you might not receive any amount owed to you under the terms of the securities and you could lose your entire investment.

The Issuer's estimated value of the securities on the Trade Date, as specified in the relevant pricing supplement, will be less than the Issue Price of the securities.

The Issuer's estimated value of the securities on the Trade Date, as specified in the relevant pricing supplement, will be less than the Issue Price of the securities. The difference between the Issue Price and the Issuer's estimated value of the securities on the Trade Date is due to the inclusion in the Issue Price of the Agent's commissions, if any, and the cost of hedging our obligations under the securities through one or more of our affiliates. Such hedging cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer's estimated value of the securities is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the Agent's commissions, if any, and the estimated cost of hedging our obligations under the securities, reduces the economic terms of the securities to you and is expected to adversely affect the price at which you may be able to sell the securities in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your securities or otherwise value your securities, that price or value may differ materially from the estimated value of the securities determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the securities in the secondary market.

The method of calculating the Currency Performance may diminish any strengthening of an Underlying or Basket Component and magnify any weakening of an Underlying or Basket Component relative to its reference currency.

If the Currency Performance of a Currency is calculated either by (i) dividing the difference between the Initial Level and the Final Level by the Initial Level or (ii) dividing the difference between the Final Level and the Initial Level by the Final Level, such methods of calculation will diminish any strengthening of such Currency and magnify any weakening of such Currency relative to its reference currency. However, another way to calculate the return of a Currency relative to its reference currency is to use a conversion return. The conversion return would be achieved by, in the case of clause (i) above, converting the Currency into its reference currency at the Initial Level on the Trade Date and then on the Valuation Date(s), converting back into the Currency (such conversion return would be calculated by dividing the difference between the Initial Level and the Final Level by the Final Level) or, in the case of clause (ii) above, converting the reference currency into the Currency at the Initial Level on the Trade Date and then on the Valuation Date(s), converting back into the reference currency (such conversion return would be calculated by dividing the difference between the Final Level and the Initial Level by the Initial Level). Under the calculation method of the Currency Performance in clauses (i) and (ii) above, the denominator of the fraction will always be smaller than in a conversion return equation if a Currency weakens relative to its reference currency and greater than in a conversion return equation if a Currency strengthens relative to its reference currency. As a result, any strengthening of such Currency relative to its reference currency will be diminished, while any weakening of such Currency relative to its reference currency will be magnified, as compared to the conversion return.

Investing in the securities is not the same as investing in the Underlying or Basket Components.

You may receive a lower return on the securities than you would have received if you had invested directly in the Underlying or Basket Components or contracts relating to the Underlying or Basket Components for which there is an active secondary market. You should not expect the value of the securities in the secondary market to vary in direct proportion to changes in the level of the Underlying or Basket Components. Even if the Underlying or Basket Components strengthen or weaken relative to their respective reference currency during the term of the securities, the value of the securities may not increase or decrease by the same amount.

Concentration risks may adversely affect the value of the securities.

If the Underlying or Basket Components are concentrated to a significant degree in a single or a limited number of geographical regions, with respect to the securities, you will not benefit from the advantages of a diversified investment and will bear the risks of a concentrated investment, including the risk of greater volatility than may be experienced in connection with a diversified investment. You should be aware that other investments may be more diversified than the securities in terms of the number and variety of geographical regions.

The value of the securities may be subject to emerging markets risk.

The value of the securities may be subject to the political and economic risks of emerging market countries by linking to certain Currencies. The Underlying(s) or Basket Components may be the Currencies of emerging market countries, which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is a greater possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could adversely affect the value of the Currencies and thus the value of, and your return on, the securities.

Secondary Market Risks

Assuming no changes in market conditions and other relevant factors, the price you may receive for your securities in secondary market transactions would generally be lower than both the Issue Price and the Issuer's estimated value of the securities on the Trade Date.

While the payment(s) on your securities described in the relevant pricing supplement will be based on the full Face Amount of your securities, the Issuer's estimated value of your securities on the Trade Date (as disclosed on the cover of the relevant pricing supplement) will be less than the Issue Price of your securities. The Issuer's estimated value of your securities on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your securities in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase your securities from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer's estimated value of the securities on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the securities determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the securities and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our securities for use on customer account statements would generally be determined on the same basis. However, the relevant pricing supplement for your securities may provide that for a period of time beginning from the Trade Date (the duration of such period of time will be specified in the relevant pricing supplement), we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer's estimated value of the securities on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the securities and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your securities, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

Unless otherwise specified in the relevant pricing supplement, the securities will not be listed and there will likely be limited or no liquidity.

Unless otherwise specified in the relevant pricing supplement, the securities will not be listed on any securities exchange. There may be little or no secondary market for the securities. We or our affiliates intend to act as market makers for the securities but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the securities when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the securities, the price at which you may be able to sell your securities is likely to depend on the price, if any, at which we or our affiliates are willing to buy the securities. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

Many economic and market factors will affect the value of the securities.

While we expect that, generally, the level of the Underlying or Basket Components will affect the value of the securities more than any other single factor, the value of the securities prior to maturity will also be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility of the exchange rate between any relevant Currency and its reference currency;

- the time remaining to the maturity of the securities;

- interest rates and yields in the market generally and in the markets of any relevant Currency and its reference currency;

- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect any relevant Currency, such Currency's reference currency or the markets generally;

- suspension or disruption of market trading in any relevant Currency or its reference currency;

- supply and demand for the securities; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

You may incur a loss on your investment if you sell your securities in the secondary market prior to maturity.

You should be willing to hold your securities to maturity. If you are able to sell your securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the level of the Underlying at such time is greater than the Initial Level (or the Strike Level, if applicable) at the time of sale.

Holdings of the securities by our affiliates and future sales may affect the value of the securities.

Certain of our affiliates may purchase some of the securities for investment. As a result, upon completion of an offering, our affiliates may own a portion of the securities offered in that offering. Circumstances may occur in which our interests or those of our affiliates may be in conflict with your interests. In addition, if a substantial portion of the securities held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the value of the securities may fall. The negative effect of such sales on the value of the securities could be more pronounced if secondary trading in the securities is limited or illiquid.

Risks Related to Potential Conflicts of Interests

Any determination by the calculation agent could adversely affect the return on the securities.

We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the Issuer's estimated value of the securities on the applicable Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the securities. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the securities on any relevant date or time. In addition, the calculation agent will determine (i) whether there has been a Market Disruption Event (as defined below), (ii) if a Currency Early Redemption is specified, whether a Currency Early Redemption Event has occurred and is continuing and the amount due and payable upon such an event and (iii), in some circumstances, the levels or Spot Rates related to an Underlying or Basket Component that affect whether an Automatic Call and/or a Mandatory Redemption, as applicable, has occurred. Any determination by the calculation agent could adversely affect the return on the securities.

Market disruptions and government actions, including those specifically affecting Deutsche Bank AG, may adversely affect your return.

The calculation agent may, in its sole discretion, determine that a Market Disruption Event has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert the relevant currency into the relevant reference currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the relevant reference currency from accounts inside a relevant currency jurisdiction to accounts outside that relevant currency jurisdiction, or (b) to deliver a relevant currency between accounts inside the relevant currency jurisdiction for such relevant currency or to a party that is a non-resident of the relevant currency jurisdiction for such relevant currency; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the relevant currency jurisdiction; any change in the laws or regulations, or official interpretations of such, in the relevant currency jurisdiction in respect of any relevant currency; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the relevant currency jurisdiction; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the securities.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that one or more of the Valuation Dates and the Maturity Date may be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the level of an Underlying or Basket Component as set forth under "Description of Securities — Adjustments to Valuation Dates and Payment Dates," and such level may differ substantially from the published exchange rate between such Underlying or Basket Component and its reference currency in the absence of such events. As a result, any such Market Disruption Event may adversely affect the value of, and your return on, the securities.

Trading and other transactions by us or our affiliates may impair the value of the securities.

We or our affiliates expect to hedge our exposure from the securities by entering into various derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We or our affiliates may also engage in trading in instruments linked or related to the Underlying or Basket Components on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the level of the Underlying or Basket Components, and therefore, make it less likely that you will receive a positive return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the securities declines. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying or Basket Components. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial or derivative instruments, our or our affiliates' interests with respect to such products may be adverse to those of the holders of the securities. Introducing competing products into the marketplace in this manner could adversely affect the level of the Underlying or Basket Components and the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors' trading and investment strategies related to the securities. Furthermore, because DBSI or one of its affiliates may conduct trading and hedging activities for us in connection with the securities, DBSI or such affiliate may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to any compensation that DBSI receives for the sale of the securities to you. If DBSI is an agent for your securities, you should be aware that the potential to earn a profit in connection with hedging activities may create an incentive for DBSI to sell the securities to you in addition to any compensation they would receive for the sale of the securities.

We, our Agents or our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities. Any such research, opinions or recommendations could adversely affect the level of the Underlying or Basket Components and the value of the securities.

We, our Agents or our affiliates may publish research from time to time on financial markets and other matters that could adversely affect the level of the Underlying or Basket Components and the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any research, opinions or recommendations expressed by us, our Agents or our affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the securities and the Underlying or Basket Components.

Risks Related to a Basket

Changes in the exchange rates of the Basket Components relative to their respective reference currencies may offset each other.

If the securities are linked to a Basket, exchange rate movements in the Basket Components relative to their respective reference currencies may not correlate with each other. At a time when one or more of the Basket Components strengthens relative to its reference currency, one or more of the other Basket Components may not strengthen as much or may weaken relative to its reference currency. Therefore, in calculating the level of the Basket, positive movements in the exchange rates of one or more of the Basket Components may be moderated, offset or more than offset by less positive or negative movements in the exchange rates of the other Basket Components, particularly if the Basket Components that strengthened relative to their respective reference currency are of relatively low weight in the Basket.

The Basket Components may be unequally weighted.

If the securities are linked to a Basket, the Basket Components may have different weights in determining the performance of the Basket. In such case, the performance of a Basket Component with a higher weighting will influence the performance of the Basket to a greater degree than the performance of a Basket Component with a lower weighting.

The correlation among the Basket Components could change unpredictably.

Correlation is the extent to which the Basket Components strengthen or weaken relative to their respective reference currencies to the same degree at the same time. The value of the securities may be adversely affected by increased positive correlation among the Basket Components, in particular when one or more of the Basket Components weakens relative to its reference currency. The value of the securities may also be adversely affected by increased negative correlation between the Basket Components, meaning the strengthening of one or more of the Basket Components relative to its reference currency could be entirely offset by the weakening of one or more of the other Basket Components relative to its reference currency.

Risks Related to Currencies

The securities are subject to currency exchange rate risk.

Holders of the securities will be exposed to currency exchange rate risk with respect to each of the Currencies that is an Underlying or Basket Component. An investor's net exposure to currency exchange rate risk will depend on the extent to which an Underlying or Basket Component strengthens or weakens relative to its reference currency and, in the case of a Basket, the relative weight of each Basket Component. If, taking into account such weighting, the reference currency strengthens against such Underlying or Basket Component, the value of, and your return on, the securities may be adversely affected. Additionally, the volatility and/or the correlation (including the direction and the extent of such correlation) of the exchange rates between the reference currency and such Underlying or Basket Component could adversely affect the value of the securities.

Of particular importance to currency exchange rate risk are:

- existing and expected rates of inflation;

- existing and expected interest rates;

- political, civil or military unrest;

- the balance of payments between the countries that use the Currencies that are Underlyings or Basket Components and the countries that use the relevant reference currency; and

- the extent of governmental surpluses or deficits in the countries that use such Currencies and the countries that use the relevant reference currency.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries that issue such Currencies, the countries that issue the relevant reference currency and other countries important to international trade and finance.

The liquidity and trading value of, and amounts payable under, the securities could be affected by the actions of the governments of the originating nations of the relevant currencies.

Foreign exchange rates can be fixed by sovereign governments, allowed to float within a range of exchange rates set by such sovereign government or left to float freely. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the value of other currencies. However, governments do not always allow their currencies to float freely in response to economic forces. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the securities is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments, which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There may not be an adjustment or change in the terms of the securities in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency, or in the event of other developments affecting any relevant currency.

Currency markets may be volatile.

Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of a new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the level of any Underlying or Basket Component and, therefore, the value of your securities in varying ways.

Currency exchange rate risks can be expected to heighten in periods of financial turmoil.

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the level of any Underlying or Basket Component, and therefore, the value of the securities.

Suspensions or disruptions of market trading in an Underlying or Basket Component may adversely affect the value of the securities.

The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates between an Underlying or Basket Component and its reference currency and, therefore, the value of the securities.

Regulatory developments and investigations may result in changes to the rules or methodology used to determine the Spot Rate of a Currency, which may adversely affect any payment on the securities.

The methodologies used to determine the value of certain "benchmarks" (*e.g.*, currency price sources), which may include the Spot Rate of a Currency that is an Underlying or Basket Component, are the subject of recent national, international and other regulatory guidance, proposals for reform and investigations. These reforms or changes made in response to these investigations may cause those benchmarks to perform differently than in the past and may have other consequences that cannot be predicted. In addition, market participants may elect not to continue to participate in the administration of certain benchmarks if these reforms and investigations increase the costs and risks associated with those activities, which could cause changes in the rules or methodologies used in certain benchmarks or lead to the disappearance of certain benchmarks. Any of these changes could adversely affect the value of the securities and any payment on the securities.

Changes in interest rates may affect the value of the securities.

We expect that changes in interest rates will affect the value of the securities. In general, if interest rates of the home jurisdiction of a Currency increase or interest rates of the home jurisdiction of a reference currency decrease, we expect such Currency to strengthen relative to its reference currency. Conversely, if interest rates of the home jurisdiction of a Currency decrease or interest rates of the home jurisdiction of a reference currency increase, we expect such Currency to weaken relative to its reference currency. In periods of financial turmoil, however, capital flows may move toward currencies perceived to be safer, even if interest rates in such jurisdictions are significantly lower than elsewhere.

A Currency or its reference currency may be replaced by another currency following a Succession Event.

If a Currency or its reference currency is lawfully eliminated and such currency is replaced with, converted into, redenominated as, or exchanged for, another currency or (ii) the relevant sovereign government of a Currency or its reference currency divides into two or more countries or economic regions, each with a different lawful currency immediately after that event, then such Currency or reference currency may be replaced with a successor currency. If a Currency or reference currency is replaced with a successor currency, you will become subject to the performance of such successor currency instead. Such successor currency may not perform similarly to the Currency or reference currency it replaced, which may adversely affect the value of, and your return on, the securities. In addition, for securities linked to a Basket, if any Basket Component or its reference currency is replaced with a successor currency that is the same as another Basket Component or reference currency, your exposure to such Basket Component or reference currency may be effectively increased or decreased. The occurrence of a Succession Event and any consequent adjustments may materially and adversely affect the value of, and your return on, the securities. See "Description of Securities — Succession Event" below for more information.

If the securities are subject to a Currency Early Redemption, the return on your securities may be reduced and you may lose some or all of your initial investment in such circumstances.

If specified in the relevant pricing supplement, the securities will be subject to a Currency Early Redemption in the event that the calculation agent determines that one of the following events has occurred and is continuing: a general inconvertibility event that generally makes it impossible to convert the relevant currency into the relevant reference currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the relevant reference currency from accounts inside a relevant currency jurisdiction to accounts outside that relevant currency jurisdiction, or (b) to deliver a relevant currency between accounts inside the relevant currency jurisdiction for such relevant currency or to a party that is a non-resident of the relevant currency jurisdiction for such relevant currency; any change in laws or regulations, or official interpretations of such laws or regulations, in the relevant currency jurisdiction in respect of any relevant currency; or inability of Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the securities. In such circumstances, we may redeem the securities prior to maturity and the amount that we pay you may be less than the Face Amount. **In such circumstances, you could lose some or all of your investment**.

Even though currencies are traded around-the-clock, if a secondary market for the securities develops, the securities may trade only during regular hours in the U.S.

The interbank market for currencies, including the U.S. dollar, is a global, around-the-clock market and currency values are quoted 24 hours a day. Therefore, the hours of trading for the securities, if any, may not conform to the hours during which the relevant currencies are traded. To the extent that U.S. markets are closed while the markets for other currencies remain open, significant price and rate movements may take place in the underlying foreign exchange markets, and thus in the exchange rates of the relevant currencies, that will not be reflected immediately in the market price, if any, of the securities.

The absence of last-sale and other information about the relevant currencies may affect the value of the securities.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the exchange rates used to calculate the Underlying Return of the relevant currencies. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

In addition, certain relevant information relating to the originating countries of the relevant currencies may not be as well-known or as rapidly or thoroughly reported in the U.S. as comparable U.S. developments. Prospective purchasers of the securities should be aware of the possible lack of availability of important information that can affect the exchange rates of the relevant currencies and must be prepared to make special efforts to obtain that information on a timely basis.

Risks Related to Tax Treatment

The U.S. federal income tax consequences of an investment in the securities are uncertain.

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts that are not debt, as described in the section of this product supplement entitled "U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment, the tax consequences of your ownership and disposition of the securities could be materially and adversely affected.

In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. In 2007, the IRS also released a revenue ruling holding that a particular financial instrument linked to a foreign currency is properly treated as a debt instrument denominated in that currency. We expect that the securities generally will be distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences for U.S. holders of an investment in a security, possibly with retroactive effect.

You should review the discussion under "U.S. Federal Income Tax Consequences" and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF SECURITIES

The following description of the terms of the securities supplements the description of the general terms of the securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate pricing supplement will describe the specific terms of the securities, including the economic terms of the securities for determining the amount(s) payable on the securities; and that pricing supplement will describe the currency relative to a reference currency or basket of such currencies to which the securities will be linked. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement and prospectus.

General

The "**securities**" are senior unsecured obligations of Deutsche Bank AG that are linked to the performance of a currency (a "**Currency**") relative to a reference currency or a basket (a "**Basket**") of such Currencies. Each Currency and Basket will be referred to as an "**Underlying**," as specified in the relevant pricing supplement, and the securities may be linked to one or more Underlyings.

The securities are included in a series of notes referred to in the accompanying prospectus supplement as our Global Notes, Series A. The securities will be issued by Deutsche Bank AG (the "**Issuer**") under a senior indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, authenticating agent and registrar. We may issue the securities through one or more of our branches, such as our London branch, as specified in the relevant pricing supplement.

If specified in the relevant pricing supplement, Deutsche Bank AG will pay you any applicable periodic coupons (the "**Periodic Coupons**") on the securities or any contingent coupons (the "**Contingent Coupons**") on the securities under certain circumstances specified in the relevant pricing supplement. The securities do not guarantee the return of your initial investment at, or prior to, maturity. Instead, Deutsche Bank AG will pay you an amount in cash at maturity or upon an Automatic Call or an early redemption, if applicable, the amount of which may vary depending on the performance of the Underlying, calculated as set forth in the relevant pricing supplement.

The securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

The securities will be our direct, unconditional, unsecured and unsubordinated obligations and will rank on parity with the claims of all our other unsecured creditors other than those claims which are expressly preferred by law of the jurisdiction of our incorporation or, in the case of securities issued by Deutsche Bank AG through a branch, the law of the jurisdiction where the branch is established.

The securities will be issued in denominations that will be specified in the relevant pricing supplement. The securities will be represented by one or more permanent global securities registered in the name of DTC or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the accompanying prospectus supplement and "Forms of Securities — Global Securities" in the accompanying prospectus.

The specific terms of the securities will be described in the relevant pricing supplement. The terms described in that document should be read as supplementing those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement will control.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the securities on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the securities entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in open market transactions or by private agreement.

Certain Defined Terms

Each term listed below has the meaning given to it for the purpose of this product supplement and the relevant pricing supplement, unless the context otherwise requires or the relevant pricing supplement gives the term a different meaning.

"**Automatic Call**" means, if specified in the relevant pricing supplement, the securities will be automatically called if the Closing Level or Intraday Level, as applicable, on any Observation Date set forth in the relevant pricing supplement is greater than (or if specified in the relevant pricing supplement, greater than or equal to) the Call Level.

"**Averaging Dates**" means the dates specified in the relevant pricing supplement, subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates." If Averaging Dates are specified, the Final Level will be determined on the last Averaging Date, which we refer to as the "**Final Averaging Date**."

"**Business Day**" means, unless otherwise specified in the relevant pricing supplement, any day other than a day that is (i) a Saturday or Sunday, (ii) a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) a day on which transactions in U.S. dollars are not conducted in the City of New York or London, England.

"**Call Level(s)**" means one or more levels of the Underlying set forth in the relevant pricing supplement.

"**Call Settlement Date(s)**" means, unless otherwise specified in the relevant pricing supplement, the third Business Day following the corresponding Observation Date, subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates."

"**Closing Level**" means:

(a)   for a Basket, the level of such Basket, calculated in accordance with the formula set forth in the relevant pricing supplement, on the relevant date of calculation; and

(b)   for a Currency, the Spot Rate of such Currency on the relevant date of calculation.

"**Contingent Coupon**" means a coupon that will be paid only under certain circumstances. The relevant pricing supplement will specify the amount, or the method of determining the amount, of any Contingent Coupons and the circumstances under which any Contingent Coupons will be paid.

"**Coupon**" means any Periodic Coupon or Contingent Coupon. The relevant pricing supplement will specify the amount, or the method of determining the amount, of any applicable Periodic Coupon or Contingent Coupon.

"**Coupon Payment Date(s)**" means one or more days specified in the relevant pricing supplement; provided that no Coupon Payment Date shall be more than twelve months after the immediately prior Coupon Payment Date or the issue date of the securities, as applicable.

"**Currency Early Redemption**" means that, for Currency Based Underlyings or Basket Components, if specified in the relevant pricing supplement, we will have the right, under certain conditions, to redeem the securities prior to the Maturity Date. If applicable, the relevant pricing supplement will specify the Redemption Amount or the method by which it will be determined.

"**Currency Performance**" will be calculated using one of the following formulas, or such other formula as may be specified in the relevant pricing supplement:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

OR

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Final Level}}$$

OR

$$\frac{\text{Initial Level} - \text{Final Level}}{\text{Initial Level}}$$

OR

$$\frac{\text{Initial Level} - \text{Final Level}}{\text{Final Level}}$$

If the Currency Performance is calculated either by dividing the difference between the Initial Price and the Final Price by the Initial Price or by dividing the difference between the Final Price and the Initial Price by the Final Price, the maximum Currency Performance will equal 100%. Thus, the return on the securities will be limited under these formulas to a maximum of 100%. However, under these formulas, there is no comparable limit on the negative performance of the Currency.

"**Early Redemption Date**" means the date on which the securities are redeemed pursuant to the Redemption at Option of the Holder, Redemption at Option of the Issuer or Mandatory Redemption as set forth in the relevant pricing supplement, subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates."

"**Face Amount**" means the denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

"**Final Basket Level**" means the Closing Level of the Basket on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Basket on each of the Averaging Dates, or on such other date or dates as specified in the relevant pricing supplement.

"**Final Level**" means, when used in connection with a Basket, the Final Basket Level and, when used in connection with a Basket Component, the Final Spot Rate. In the relevant pricing supplement, the Final Level may be referred to as the "Final Rate" or "Ending Level," as applicable.

"**Final Spot Rate**" means the Closing Level of the Currency on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Currency on each of the Averaging Dates, or on such other date or dates as specified in the relevant pricing supplement.

"**Final Valuation Date**" means the date specified in the relevant pricing supplement, subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates."

"**Initial Basket Level**" means the Closing Level of the Basket on the Trade Date, or such other level as specified in the relevant pricing supplement.

"**Initial Level**" means, when used in connection with a Basket, the Initial Basket Level and, when used in connection with a Basket Component, the Initial Spot Rate. In the relevant pricing supplement, the Initial Level may be referred to as the "Initial Rate" or "Starting Level," as applicable.

"**Intraday Level**" means:

(a)   for a Basket, the level of such Basket at the relevant time of calculation, calculated in accordance with the formula set forth in the relevant pricing supplement; and

(b)   for a Currency, the Spot Rate of such Currency at the relevant time of calculation.

"**Issue Price**" means 100% of the Face Amount, unless otherwise specified in the relevant pricing supplement.

"**Mandatory Redemption**" means, if the relevant pricing supplement so provides, the securities will be mandatorily redeemed, in whole but not in part, prior to maturity under certain conditions. The details of any such redemption will be specified in the relevant pricing supplement.

"**Maturity Date**" means the date specified in the relevant pricing supplement, subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates."

"**Observation Date(s)**" means one or more dates on which the securities may be subject to an Automatic Call as set forth in the relevant pricing supplement, subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates."

"**Payment at Maturity**" means the payment of cash due at maturity per Face Amount of securities, as described below under "— Payment at Maturity."

"**Payment Date(s)**" means any Coupon Payment Date, Call Settlement Date, Early Redemption Date, Maturity Date or other date specified in the pricing supplement on which a payment is required to be made on the securities. Any Payment Date is subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates."

"**Periodic Coupon**" means a coupon that will be paid on a periodic basis. The relevant pricing supplement will specify the amount, or the method of determining the amount, of any Periodic Coupons.

"**Redemption Amount**" means, if the securities are automatically called or redeemed prior to maturity, the cash amount you will receive on the applicable Call Settlement Date or Early Redemption Date as specified in the relevant pricing supplement.

If the securities are subject to a Currency Early Redemption and a Currency Early Redemption Event has occurred and is continuing, you will not receive the Redemption Amount. The relevant pricing supplement will specify the method by which the calculation agent will calculate the amount due and payable upon such an event.

"**Redemption at Option of the Holder**" means, if the relevant pricing supplement so provides, you will have the option to redeem your securities on one or more Early Redemption Dates prior to maturity. The details of any such redemption will be specified in the relevant pricing supplement.

"**Redemption at Option of the Issuer**" means, if the relevant pricing supplement so provides, we will have the option to redeem your securities on one or more Early Redemption Dates prior to maturity. The details of any such redemption will be specified in the relevant pricing supplement.

The "**Spot Rate**" will be determined as set forth in the relevant pricing supplement. *Without limitation and in addition to the provisions set forth below under "— Adjustments to Valuation Dates and Payment Dates" and "— Succession Event," if the Spot Rate set forth in the relevant pricing supplement is unavailable (or is published in error), the Spot Rate may be selected by the calculation agent in good faith and in a commercially reasonable manner and/or the Valuation Date(s) may be postponed by up to five Trading Days.*

"**Strike Level**" means a pre-determined percentage of the Initial Level, as specified in the relevant pricing supplement, which may be greater than or less than 100% of the Initial Level. In the relevant pricing supplement, the Strike Level may be referred to as the "Strike Price."

"**Trade Date**" means the date specified in the relevant pricing supplement.

"**Trading Day**" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London, England.

"**Underlying Return**" will, unless otherwise specified in the relevant pricing supplement, either (a) be equal to the Currency Performance if the Underlying is a single Currency or (b) be calculated as follows if the Underlying is a Basket of Currencies:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

In the relevant pricing supplement, the Underlying Return may be referred to as the "Basket Return."

"**Valuation Date(s)**" means any Trade Date, Observation Date, Final Valuation Date, Averaging Date or other date specified in the pricing supplement on which a level for an Underlying or Basket Component is required to be determined, subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates."

Periodic and Contingent Coupons

The relevant pricing supplement will specify whether the securities will pay any Periodic Coupons or Contingent Coupons. Unless otherwise specified in the relevant pricing supplement, for each Coupon Period, the amount of Periodic or Contingent Coupon per Face Amount of securities will be calculated as follows:

Face Amount x Coupon Rate x (Number of Days in the Coupon Period / 360)

The "**Number of Days**" will be calculated on the basis of a 360-day year of twelve 30-day months.

"**Coupon Rate**" means a rate per annum specified in the relevant pricing supplement.

A "**Coupon Period**" is the period beginning on, and including, the issue date of the securities and ending on, but excluding, the first Coupon Payment Date, and each successive period beginning on, and including, a Coupon Payment Date and ending on, but excluding, the next succeeding Coupon Payment Date, or as specified in the relevant pricing supplement.

Unless otherwise specified in the relevant pricing supplement, Periodic Coupons and Contingent Coupons (if certain conditions are satisfied) will accrue from, and including, the issue date of the securities to, but excluding, the Maturity Date. Coupons will be paid in arrears on each Coupon Payment Date, including the Maturity Date, to the holders of record at the close of business on the Business Day immediately preceding that Coupon Payment Date, unless otherwise specified in the relevant pricing supplement. However, upon an Automatic Call or an early redemption or at maturity, the paying agent will pay any Coupon due to the holder to whom it pays the Payment at Maturity or the Redemption Amount.

Unless otherwise specified in the relevant pricing supplement, if any day on which a Coupon is due is not a Business Day, the payment will be made with the same force and effect on the next succeeding Business Day, but no additional Coupon will accrue or be payable as a result of the delayed payment, and the next Coupon Period will commence as if the payment had not been delayed.

If the Maturity Date is adjusted as the result of a Market Disruption Event, the Coupon due on the Maturity Date will be made on the Maturity Date as adjusted, with the same force and effect as if the Maturity Date had not been adjusted, but no additional Coupon will accrue or be payable as a result of any delayed payment. If the securities are automatically called or redeemed early, no additional Coupon will accrue or be payable following the Automatic Call or early redemption.

Automatic Call

If the relevant pricing supplement specifies that the securities are subject to Automatic Call, the securities will be automatically called if the Closing Level or Intraday Level, as applicable, on any Observation Date set forth in the relevant pricing supplement is *greater than* (or if specified in the relevant pricing supplement, *greater than or equal to*) the Call Level. If the securities are automatically called, you will receive the Redemption Amount, if any, payable in cash per Face Amount of securities plus any applicable accrued and unpaid Coupon. The Observation Dates and Call Settlement Date are subject to adjustment as described below under "— Adjustments to Valuation Dates and Payment Dates." No additional Coupon will accrue or be payable following an Automatic Call.

Early Redemption

If the relevant pricing supplement specifies that the securities are subject to a Redemption at Option of the Holder, you will have the option to redeem your securities on one or more Early Redemption Dates prior to maturity. If the relevant pricing supplement specifies that the securities are subject to a Redemption at Option of the Issuer, we will have the option to redeem your securities on one or more Early Redemption Dates prior to maturity. If the relevant pricing supplement specifies that the securities are subject to a Mandatory Redemption, your securities will be mandatorily redeemed prior to maturity under certain conditions. The details of any such redemption will be specified in the relevant pricing supplement.

In order to request that the Issuer redeem your securities on an Early Redemption Date pursuant to a Redemption at Option of the Holder, you must also (i) instruct your DTC custodian with respect to the securities to book a delivery versus payment trade with respect to your securities on the relevant Early Redemption Date at a price equal to the Redemption Amount (calculated as set forth in the relevant pricing supplement) and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to the time set forth in the relevant pricing supplement on the relevant Early Redemption Date. **Because the securities are represented by a global security owned by DTC, you must instruct the broker or other direct or indirect custodian through which you hold your securities to notify DTC of your desire to exercise the Redemption at Option of the Holder right so that the notice of redemption is promptly received by the Issuer. You should consult the broker or other direct or indirect participant through which you hold your securities in order to ascertain the cut-off time by which an instruction must be given in order for timely notice to be delivered to DTC**.

If the relevant pricing supplement specifies that the securities are subject to a Currency Early Redemption, then, if the calculation agent determines that a Currency Early Redemption Event has occurred and is continuing, we may redeem the securities prior to the Maturity Date. The relevant pricing supplement will specify the method by which the calculation agent will determine the amount due and payable. We will deliver an irrevocable notice of a Currency Early Redemption to holders of securities specifying the date on which such payment is due at least five Business Days prior to such payment date. **In such circumstances, you could lose some or all of your investment.** For purposes of the foregoing, a "**Currency Early Redemption Event**" means any of a General Inconvertibility Event, a General Non-transferability Event, a Change in Law Event, a Currency Hedging Disruption Event (each as defined below) and such other event or events as may be specified in the relevant pricing supplement.

Payment at Maturity

Unlike ordinary debt securities, the securities do not guarantee the return of your initial investment at maturity. Instead, if the securities have not been automatically called or otherwise redeemed, Deutsche Bank AG will pay you at maturity per Face Amount of securities a cash amount, if any, based on the performance of one or more Underlyings as set forth in the relevant pricing supplement. **The payment of any Payment at Maturity is subject to the credit of the Issuer.**

The securities may base the amount Deutsche Bank AG will pay you at maturity on the performance of one or more Underlyings during the term of the securities including, for example, on whether the Closing Level(s) or Intraday Level(s) of the Underlying(s) falls below a specified level on any day or on a specified day or days during the term of the securities.

The specific terms of the securities, including the formula for calculating the Payment at Maturity, will be described in the relevant pricing supplement. In no event, however, will the securities provide for an unconditional return of your initial investment at maturity.

Alternative Calculation of Payment at Maturity Using Underlying Contributions

If the relevant pricing supplement specifies, your Payment at Maturity may be based on the aggregated, weighted returns derived from the performance of two or more Underlyings.

If this method of calculation is specified, the Underlying Return of two or more Underlyings will be used to calculate the Payment at Maturity (each, an "**Underlying Contribution**") in accordance with the provisions set out above under "— Payment at Maturity." Each Underlying Contribution may be subject to the economic terms specified in the relevant pricing supplement that are assigned to the particular Underlying.

To calculate your Payment at Maturity, the Underlying Contribution applicable to each Underlying will be weighted (i.e. multiplied by a percentage) and the weighted Underlying Contributions will be added together to arrive at the Payment at Maturity.

Adjustments to Valuation Dates and Payment Dates

Upon an adjustment to a Valuation Date (other than a Trade Date), the corresponding Payment Date on which a payment is made to the holder of the securities based on the level of an Underlying or Basket Component on such Valuation Date may be adjusted as well. Payment Dates will also be adjusted if they are not Business Days.

As used in the following sections under "— Adjustments to Valuation Dates and Payment Dates," "Underlying" refers to an individual Currency to which a security is linked. For Underlyings that make up a Basket, adjustments for Market Disruption Events and non-Trading Days will be applied to each individual Basket Component separately. If the securities are linked to two or more Underlyings, the Valuation Date for each Underlying will be adjusted separately in accordance with the provisions set out below.

The relevant pricing supplement may specify an alternative method of adjustment to Valuation Dates and Payment Dates which applies to a specific issuance of securities. If this is the case, the pricing supplement will set out how the adjustments will occur and those adjustments will supersede the relevant adjustments described below.

If a security is issued with a term (from but excluding the settlement date to and including the Maturity Date, each as specified in the relevant pricing supplement) of one year or less, the provisions under "— Adjustments to Valuation Dates" and "— Adjustments to Payment Dates" below will apply but the Valuation Date and the Maturity Date will not be adjusted so that the term (calculated as described above) is greater than one year, and the calculation agent will determine the Closing Level of the relevant Underlying(s) or Basket Component(s) on such Valuation Date as set forth below as if such Valuation Date were the Fifth Day.

Adjustments to Valuation Dates

The following adjustments will be made for Market Disruption Events and non-Trading Days, as applicable.

If:

(a) a Valuation Date is not a Trading Day with respect to any Underlying or Basket Component; or

(b) a Market Disruption Event for any Underlying or Basket Component occurs or is continuing on a Valuation Date,

then the applicable Valuation Date for such disrupted Underlying or Basket Component, as applicable, may, in the discretion of the calculation agent, be postponed to the immediately succeeding Trading Day on which no Market Disruption Event for such Underlying or Basket Component occurs or is continuing. The Valuation Date for any such Underlying or Basket Component will not be postponed later than the fifth scheduled Trading Day after the date originally scheduled for such Valuation Date (the "**Fifth Day**").

If the Valuation Date is postponed to the Fifth Day and:

(a) the Fifth Day is not a Trading Day with respect to such Underlying or Basket Component; or

(b) a Market Disruption Event for such Underlying or Basket Component occurs or is continuing on the Fifth Day, then, on the Fifth Day the Closing Level of such Underlying or Basket Component will be determined by the calculation agent in good faith and in a commercially reasonable manner.

For a Basket, the calculation agent will then calculate the Closing Level for the Basket using:

(a) for Basket Components not disrupted on the original Valuation Date, the Closing Levels of such Basket Components on the original Valuation Date;

(b) for Basket Components disrupted on the original Valuation Date but not disrupted on one or more Trading Days from the original Valuation Date to and including the Fifth Day, the Closing Levels of such Basket Components on the first Trading Day after the original Valuation Date on which no Market Disruption Event occurred or was continuing; and

(c) for Basket Components disrupted from the original Valuation Date through the Fifth Day, the calculation agent's determination of the Closing Levels of such Basket Components as described above.

A "**Market Disruption Event**" means any of the following:

- The currency exchange rate of an Underlying or Basket Component splits into dual or multiple exchange rates;

- An event occurs that generally makes it impossible to convert the Underlying or Basket Component or a currency used in the calculation of the Underlying or Basket Component (the "**Relevant Currency**") into the relevant reference currency in the home country for such Relevant Currency (the "**Relevant Currency Jurisdiction**") through customary legal channels (such an event, a "**General Inconvertibility Event**");

- An event occurs that generally makes it impossible (a) to deliver the relevant reference currency from accounts inside a Relevant Currency Jurisdiction to accounts outside that Relevant Currency Jurisdiction, or (b) to deliver a Relevant Currency between accounts inside the Relevant Currency Jurisdiction for such Relevant Currency or to a party that is a non-resident of the Relevant Currency Jurisdiction (such an event, a "**General Non-transferability Event**");

- The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the Relevant Currency Jurisdiction;

- Any change in, or amendment to, the laws or regulations prevailing in the Relevant Currency Jurisdiction in respect of any Relevant Currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the calculation agent determines may cause another Market Disruption Event to occur or that leads or may lead to the introduction of a currency peg regime or other intervention (such an event, a "**Change in Law Event**");

- The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the Underlying or Basket Component;

- Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the Relevant Currency Jurisdiction;

- The calculation agent determines that there is a material difference in a currency exchange rate relevant to the Underlying or Basket Component as determined by reference to the rate source for the Underlying or Basket Component and any other market source;

- It becomes impossible to obtain a currency exchange rate relevant to the Underlying or Basket Component from the source for that rate;

- The calculation agent determines that Deutsche Bank AG or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to any securities or other relevant transactions linked to the Underlying or Basket Component, or to realize, recover or remit the proceeds of any such transactions (such an event, a "**Currency Hedging Disruption Event**"); and

- Any event that the calculation agent determines may lead to any of the foregoing events.

Without limitation and in addition to the provisions set forth above and "— Succession Event" below, if the Spot Rate set forth in the relevant pricing supplement is unavailable (or is published in error), the Spot Rate may be selected by the calculation agent in good faith and in a commercially reasonable manner and/or the Valuation Date(s) may be postponed by up to five Trading Days.

<u>Adjustments to Payment Dates</u>

If the scheduled Payment Date is not a Business Day, then the Payment Date will be the next succeeding Business Day following such scheduled Payment Date. If an adjustment is made for a Market Disruption Event or a non-Trading Day that occurs on a Valuation Date, the relevant Payment Date will be postponed to a Business Day following the date on which the calculation agent determines:

(a) with respect to securities linked to a single Underlying, the Closing Level of the Underlying; or

(b) with respect to securities linked to two or more Underlyings, the last of the Closing Level(s) of the Underlying(s)

(in each case, the "**postponed Valuation Date**"), so that the number of Business Days between the postponed Valuation Date and the postponed Payment Date will be equal to the number of Business Days between the originally scheduled Valuation Date and Payment Date. If a Payment Date is postponed, any payment due on such Payment Date will be paid on the Payment Date as postponed, with the same force and effect as if the Payment Date had not been postponed, but no interest will accrue or be payable as a result of the delayed payment.

Succession Event

With respect to a Currency or its reference currency (each, an "**underlying currency**"), a "**Succession Event**" means that either (i) such underlying currency is lawfully eliminated and replaced with, converted into, redenominated as, or exchanged for, another currency, or (ii) the relevant sovereign government of such underlying currency divides into two or more countries or economic regions, each with a different lawful currency immediately after that event.

We refer to the underlying currency with respect to which a Succession Event has occurred as the "**former currency**." On and after the effective date of a Succession Event, the calculation agent, in its sole discretion, may replace the former currency with:

(a) in the case of clause (i) above, the currency that lawfully replaces the former currency, in which the former currency is converted or redenominated, or for which the former currency is exchanged, as applicable, or

(b) in the case of clause (ii) above, a currency selected by the calculation agent from among the lawful currencies resulting from the division that the calculation agent determines in good faith and in a commercially reasonable manner is most comparable to the former currency, taking into account the latest available quotation for the exchange rate of the former currency relative to the relevant underlying currency or the relevant underlying currency relative to the former currency, as applicable, and any other information that it deems relevant.

We refer to the replacement currency determined as described in clauses (a) and (b) above as the "**successor currency**."

Upon the occurrence of a Succession Event, the calculation agent, in its sole discretion, may select a substitute Reuters, Bloomberg or other page for purposes of determining the exchange rate of any affected underlying currencies. To the extent the market convention for quoting the exchange rate for the successor currency is different from the market convention for quoting the exchange rate for the former currency, the calculation agent, in its sole discretion, may make any adjustment or calculation to account for any such differences in the manner of market quotation.

When used in this product supplement, any reference to Underlying or Basket Component shall include any successor currency for an Underlying or Basket Component.

Calculation Agent

The "**calculation agent**" for the securities will be Deutsche Bank AG, London Branch. As calculation agent, Deutsche Bank AG, London Branch will determine, among other things, all values, prices and levels required to be determined for the purposes of the securities on any relevant date or time. In addition, the calculation agent will determine (i) whether there has been a Market Disruption Event, (ii) if a Currency Early Redemption is specified, whether a Currency Early Redemption Event has occurred and is continuing and the amount due and payable upon such an event and (iii), in some circumstances, the levels or Spot Rates related to an Underlying or Basket Component that affect whether an Automatic Call and/or a Mandatory Redemption, as applicable, has occurred.

Unless otherwise specified in this product supplement, all determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the trustee and us. We may appoint a different calculation agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid on any Coupon Payment Date, at maturity or upon an Automatic Call or an early redemption on or prior to 11:00 a.m., New York City time, on the Business Day preceding such Coupon Payment Date, the Maturity Date, the Call Settlement Date or the Early Redemption Date, as applicable.

All calculations with respect to the Closing Level(s), Initial Level, Intraday Level(s) and Underlying Return will be made by the calculation agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all U.S. dollar amounts related to determination of the payment per Face Amount of securities on any Coupon Payment Date, at maturity or upon an Automatic Call or an early redemption, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all U.S. dollar amounts paid on the aggregate Face Amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities — Events of Default" in the accompanying prospectus is a description of events of default relating to the securities.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per Face Amount of securities upon any acceleration of the securities will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per Face Amount of securities as described under the caption "Description of Securities — Payment at Maturity," calculated as if the date of acceleration were the final Valuation Date, plus, if applicable, any Coupon then due on the securities. If the securities have successive Averaging Dates, then the Trading Days immediately preceding the date of acceleration will be deemed to be the corresponding Averaging Dates. If the securities have scheduled Averaging Dates that are not all on successive Trading Days, then the amount due and payable will be calculated as though the Closing Levels of the Underlying for any Averaging Dates scheduled to occur on or after such date of acceleration were the Closing Levels of the Underlying on the date of acceleration. Upon any acceleration of the securities, any Coupon payable will be prorated on the basis of a 360-day year of twelve 30-day months from and including the previous Coupon Payment Date for which a Coupon was paid.

If the maturity of the securities is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two Business Days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of an Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the senior indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge and Defeasance" are not applicable to the securities, unless otherwise specified in the relevant pricing supplement.

Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the securities. The securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities certificates, representing the total aggregate Face Amount of securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

Governing Law

The securities and the senior indenture will be deemed to be a contract under the laws of the State of New York, and for all purposes will be construed in accordance with the laws of the State of New York, except as may otherwise be required by mandatory provisions of law.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of ownership and disposition of the securities. It applies to you only if you hold your securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code (the "**Code**"). It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax and "Medicare contribution tax" consequences, and different consequences that may apply if you are an investor subject to special rules, such as a financial institution, a regulated investment company, a tax-exempt entity (including an "individual retirement account" or a "Roth IRA"), a dealer in securities, a trader in securities that elects to apply a mark-to-market method of tax accounting, a U.S. holder (as defined below) whose functional currency is not the U.S. dollar, a person holding a security as a part of a "straddle" or integrated transaction, or an entity classified as a partnership for U.S. federal income tax purposes.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities. If you are a partnership holding the securities or a partner in such a partnership, you should consult your tax adviser as to your particular U.S. federal tax consequences of holding and disposing of the securities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this product supplement, changes to any of which subsequent to the date hereof may affect the tax consequences described below, possibly with retroactive effect. It does not address the application of any state, local or foreign tax laws. **You should consult your tax adviser concerning the application of U.S. federal income tax laws to your particular situation (including the possibility of alternative treatments of the securities), as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdictions**.

This discussion does not apply to securities that pay Coupons. The tax treatment of these securities will be discussed in the relevant pricing supplement.

Tax Treatment of the Securities

The tax consequences of an investment in the securities are uncertain. There is no direct legal authority as to the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS regarding the securities. Unless otherwise indicated in the relevant pricing supplement, in determining our tax reporting responsibilities, if any, with respect to a security, we expect to treat it as a prepaid financial contract that is not debt. The following discussion assumes that this treatment is respected, except where otherwise indicated. The relevant pricing supplement, which you should consult before making a decision to invest in the securities to which it pertains, may indicate other issues or differing consequences applicable to a particular offering of securities.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a security and are: (i) a citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States, any State therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treatment as a Prepaid Financial Contract That Is Not Debt

Under this treatment, you generally should not recognize taxable income or loss with respect to a security prior to its taxable disposition (including at maturity or upon an early redemption). Upon a taxable disposition of a security, you will recognize gain or loss equal to the difference between the amount you realize and your tax basis in the security. Your tax basis in the security generally should equal the amount you paid to acquire it.

Your gain or loss on a security should be treated as ordinary income or loss pursuant to certain rules under Section 988 of the Code relating to instruments linked to foreign currencies unless, before the close of the day on which you acquire the security, you make a valid election pursuant to the applicable

Treasury regulations under Section 988 to treat such gain or loss as capital gain or loss (a "**capital gain election**"). It is unclear whether such an election is available. To make the capital gain election (assuming it is available), you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the security on your books and records on the day you acquire it as being subject to the election and file a prescribed statement verifying the election with your federal income tax return or (b) obtain "independent verification" of the election. Assuming that you are permitted to, and do, make the election, your gain or loss on the security should be capital gain or loss and should be long-term capital gain or loss if at the time of maturity or disposition you have held the security for more than one year. The deductibility of capital losses is subject to limitations. If you do not make a valid capital gain election, special reporting rules could apply if your ordinary losses under Section 988 exceed a specified threshold.

Uncertainties Regarding Treatment as a Prepaid Financial Contract That Is Not Debt

Due to the lack of direct legal authority, even if a security is treated as a prepaid financial contract that is not debt, there remain substantial uncertainties regarding the tax consequences of owning and disposing of it. For instance, you might be required to include amounts in income during the term of the security and/or to treat all or a portion of your gain or loss on its taxable disposition as ordinary income or loss or as short-term capital gain or loss, even if you have made a valid capital gain election and without regard to how long you have held the security.

If a security is linked to the performance of one or more of certain currencies, it might be treated as a "foreign currency contract" under the mark-to-market regime of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your security to market at the end of each year (i.e., recognize income or loss as if the security had been sold for its fair market value). Under this treatment, if applicable, gain or loss recognized on marking the security to market and on the disposition of the security would be ordinary in character absent a valid capital gain election (as described above). If the election is available and a valid election is made, gain or loss recognized on marking the security to market and on maturity or disposition of the security would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to how long you had held your security.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge; and whether short-term instruments should be subject to any such accrual regime. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of your investment in a security, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a particular financial instrument linked to a foreign currency is properly treated as a debt instrument denominated in that currency. We expect that the securities generally will be distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences for U.S. holders of an investment in a security, possibly with retroactive effect.

Consequences if a Security Is Treated as a Debt Instrument

If a security is treated as a debt instrument and has a term (from but excluding the settlement date to and including the last possible date that the security could be outstanding pursuant to its terms) that exceeds one year, your tax consequences will be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you hold the security you will be required to accrue into income "original issue discount" based on our "comparable yield" for a similar non-contingent debt instrument, determined as of the time of issuance of the security, even though we will not be required to make any payment with respect to the security prior to its maturity. In addition, any income you recognize upon the taxable disposition of the security will be treated as ordinary in character. If you recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

If a security is treated as a debt instrument and has a term not exceeding one year, your tax consequences, although not governed by the regulations applicable to contingent payment debt instruments, could be materially affected. For instance, in such a case, it would be clear that you are not permitted to make the "capital gain" election described above.

Tax Consequences to Non-U.S. Holders

You generally are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a security and are: (i) a nonresident alien individual; (ii) an entity treated as a foreign corporation; or (iii) a foreign estate or trust.

You are not a "non-U.S. holder," as used herein, if you are a beneficial owner of a security who is (i) an individual present in the United States for 183 days or more in the taxable year of disposition of the security or (ii) a former citizen or resident of the United States, if certain conditions apply. If you are a potential investor to whom such considerations might be relevant, you should consult your tax adviser.

If a security is treated for U.S. federal income tax purposes as a prepaid financial contract that is not debt, any gain you realize with respect to the security generally should not be subject to U.S. federal withholding or income tax, unless the gain is effectively connected with your conduct of a trade or business in the United States. However, as described above under "—Tax Consequences to U.S. Holders—Uncertainties Regarding Treatment as a Prepaid Financial Contract That Is Not Debt," in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. persons should be subject to withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might require you to accrue income, subject to withholding tax, in each year that you own the security, possibly on a retroactive basis.

Subject to the discussion below under "—'FATCA' Legislation," if a security is treated as a debt instrument, any income or gain you realize with respect to the security generally will not be subject to U.S. federal withholding or income tax if (i) you provide a properly completed Form W-8 applicable to your circumstances and (ii) these amounts are not effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States, and income or gain from a security is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, is attributable to a permanent establishment in the United States), you generally will be taxed in the same manner as a U.S. holder. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the security, including the possible imposition of a 30% branch profits tax if you are a corporation.

"FATCA" Legislation

Legislation commonly referred to as "FATCA" and regulations promulgated thereunder generally impose a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity's jurisdiction may modify these requirements. This legislation generally applies to financial instruments that are treated as paying U.S.-source interest or other U.S.-source "fixed or determinable annual or periodical" income ("FDAP income"). Withholding (if applicable) generally applies to payments of U.S.-source FDAP income and, for dispositions after December 31, 2016, to payments of gross proceeds of the disposition (including upon retirement) of financial instruments treated as providing for U.S.-source interest or dividends. If the securities were recharacterized as debt instruments, this legislation would apply to the securities. If withholding applies to a security, we will not be required to pay any additional amounts with respect to amounts withheld. Non-U.S. holders, and U.S. holders holding securities through a non-U.S. intermediary, should consult their tax advisers regarding the potential application of FATCA to the securities, including the possibility of obtaining a refund of any tax withheld thereunder from payments that would otherwise be exempt from U.S. withholding tax.

Information Reporting and Backup Withholding

You may be subject to information reporting unless you qualify for an exemption. You may also be subject to backup withholding on payments in respect of your securities at the rate specified in the Code unless you provide certain identifying information (such as a correct taxpayer identification number, if you are a U.S. holder) and otherwise satisfy the requirements to establish that you are not subject to backup withholding. If you are a non-U.S. holder and you provide a properly completed Form W-8 appropriate to your circumstances, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities as more particularly described in "Use of Proceeds" in the accompanying prospectus. The Issue Price of the securities includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the securities which commissions, as to agents affiliated with us, may include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, expect to hedge some or all of our anticipated exposure in connection with the securities by taking positions in the relevant Underlying or Basket Components or instruments whose value is derived from the relevant Underlying or Basket Components. While we cannot predict an outcome, such hedging activity or our other hedging or investment activity could affect the level of the relevant Underlying or Basket Components on the Trade Date, which may effectively require a greater change in the level of the relevant Underlying or Basket Components for you to obtain a positive return on your investment or avoid a loss of some or all of your initial investment upon an Automatic Call or an early redemption or at maturity. Similarly, the unwinding of our or our affiliates' hedges near or on a Valuation Date or Valuation Dates could adversely affect the level of the relevant Underlying or Basket Components on such dates, which could have an adverse effect on the value of the securities. From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the relevant Underlying or Basket Components or instruments whose value is derived from the relevant Underlying or Basket Components. Although we have no reason to believe that any of these activities will have a material impact on the level of the relevant Underlying or the value of the securities, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No security holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Distribution Agreements entered into between Deutsche Bank AG and each of DBSI and Deutsche Bank Trust Company Americas ("**DBTCA**") as agents and certain other agents that may be party to either Distribution Agreement from time to time (each an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of securities will agree to purchase, and we will agree to sell, the Face Amount of securities set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement or at prevailing market prices or at prices related thereto at the time of resale or otherwise, as the agent determines and as we will specify in the applicable pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees, in the amount set forth on the cover page of the relevant pricing supplement. After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sale of the securities will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the securities. Because DBSI is both our affiliate and a member of FINRA, the underwriting arrangements for any offering of the securities by DBSI must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the securities to any of its discretionary accounts without the prior written approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales, if any, will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the securities, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, DBSI may sell more securities than it is obligated to purchase in connection with the offering, creating a naked short position in the securities for its own account. DBSI must close out any naked short position by purchasing the securities in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, securities in the open market to stabilize the price of the securities. Any of these activities may raise or maintain the market price of the securities above independent market levels or prevent or slow a decline in the market price of the securities. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate Face Amount of securities offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own a portion of the securities offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and any other Agent through which we may offer the securities will represent and agree, that if any securities are to be offered outside the United States, it will not offer or sell any such securities in any jurisdiction if such offer or sale would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such offer or sale by it or for or on behalf of the Issuer unless such consent, approval or permission has been previously obtained and such Agent will obtain any consent, approval or permission required by it for the subscription, offer, sale or delivery of the securities, or the distribution of any offering materials, under the laws and regulations in force in any jurisdiction to which it is subject or in or from which it makes any subscription, offer, sale or delivery.